EXHIBIT 11
Statement Regarding Computation of Per Share Earnings
SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
	Year Ended June 30,
	2016	2015	2014
(dollars in thousands except per share data)
Basic Average shares outstanding	7,430,170	7,337,437	6,616,360

Net income	$14,848	$13,668	$10,081
Less: effective dividend on preferred shares	-	-	-
Less: effective dividend on preferred shares	85	200	200
Net income available to common stockholders	$14,763	$13,468	$9,881
Basic earnings per share available to common stockholders	$1.99	$1.84	$1.49

Diluted Average shares outstanding	7,430,170	7,337,437	6,616,360
Net effect of dilutive securities – based on the treasury stock method using the period end market price, if greater than average market price	28,589	169,795	184,054
Total	7,458,759	7,507,232	6,800,414

Net income	$14,848	$13,668	$10,081
Less: effective dividend on preferred shares	-	-	-
Less: effective dividend on preferred shares	85	200	200
Net income available to common stockholders	$14,763	$13,468	$9,881
Diluted earnings per share available to common stockholders	$1.98	$1.79	$1.45